EXHIBIT 19
ZIONS BANCORPORATION, N.A.
INSIDER TRADING POLICY
For Executive Officers, Directors and Employees

Purpose: Laws and regulations in the United States and other countries prohibit the trading of securities based on material non-public information (also known as “insider trading”). In the United States, these laws are enforced by the Securities and Exchange Commission (the “SEC”) and by criminal prosecutors at both the federal and state levels. These laws require that publicly traded companies adopt and communicate clear policies on insider trading.

Zions Bancorporation, N.A. (together with its subsidiaries, “Zions” or the “Bank”) is adopting this policy (the “Policy”) to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Bank with respect to insider trading. Zions is also prohibited from engaging in trading at any time based upon material non-public information in any Zions securities.

Coverage: As set forth herein, provisions of this Policy shall apply to all Executive Officers, Directors, employees, and temporary and contingent workers of Zions, to all persons living in their households, and any other person or entity whose securities trading decisions are influenced or controlled by any of the foregoing. Persons subject to this Policy shall be responsible for ensuring that members of their households comply with this Policy. This Policy continues to apply to you after termination of your employment or other affiliation with the Bank for as long as you are aware of material non-public information or until such time as the information is no longer material or non-public. This Policy also prohibits Zions from trading based upon material non-public information in any Zions securities.

Prohibition on Trading While in Possession of Material Non-public Information: You may not trade Zions securities or any securities of other companies with which Zions does business (“Restricted Companies”) if you possess material non-public information regarding Zions or such Restricted Company that you acquire in the course of your employment or service or otherwise through a confidential relationship.

“Material non-public information” is any information, positive or negative, that could reasonably be expected to affect a reasonable investor’s decision to buy, sell or hold Zions securities or securities of Restricted Companies or could reasonably be expected to affect the price of such securities and which has not been publicly disclosed by the Bank or such Restricted Company. Information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is non-public, unless it has been officially released by the Bank. Depending on the facts and circumstances, information that could be considered material includes:

•projections of future earnings or losses or other unpublished financial results;
•news of a pending or proposed merger, acquisition, joint venture or tender offer;
•news of a significant sale of assets or the disposition of a subsidiary;
•changes in dividend policies or the declaration of a stock split or the offering of additional securities;
•changes in, or initiation of, material litigation matters;
•changes in control or extraordinary management developments affecting a company;
•milestone achievements or non-achievements;
•significant regulatory actions;
•impending bankruptcy or financial liquidity problems;
•plans to raise additional capital;
•a cybersecurity incident;

•changes in auditors or significant changes in accounting policies and practices that affect financial results; and
•any other information which could reasonably affect the price of any Zions securities or the securities of a Restricted Company.

This is not an exhaustive list. If you are unsure whether information is material or non-public, you should contact Zions Bancorporation’s chief financial officer, general counsel, or anyone else designated in a Zions trading window notice.

Restrictions on Sharing Information: You may not reveal (or “tip”) any material non-public information about the Bank or any Restricted Company to anyone, including spouses, children, friends or any other third party. If you do possess material non-public information, your family members may also be deemed to possess the information, which means that they could be liable for violations of the insider trading laws if they trade during the time you are prohibited from trading, even if they did not know the material non-public information at that time.

Please note that you may also be subject to trading windows and other restrictions if you receive a notice that you are a Designated Insider as described below.

Notwithstanding the foregoing, trades may be made pursuant to a pre-arranged and properly established Trading Plan adopted in accordance with the requirements of this Policy (see Rule 10b5-1 Trading Plans below), which requirements apply to all individuals subject to this Policy.

Penalties: The consequences of insider trading violations can be significant. For individuals who trade on inside information (or tip information to others):
•a civil penalty of up to three times the profit gained or loss avoided;
•a criminal fine (no matter how small the profit) of up to $5 million; and
•a prison term of up to twenty years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
•a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the employee’s violation; and
•a criminal penalty of up to $25 million.

Failure to comply with this Policy could subject you to discipline by Zions up to, and including, dismissal.

Additional Requirements Applicable to Section 16 Insiders and other Designated Insiders with Respect to Trading in Zions Securities

Directors and executive officers subject to Section 16 of the Securities Exchange Act of 1934 (“Exchange Act”) (collectively, “Section 16 Insiders”), as well as their spouses, minor children, adult family members sharing the same household and any other person or entity over whom the Section 16 Insider exercises influence or control over their securities trading decisions (collectively, “Related Insiders”) are subject to additional restrictions and requirements pertaining to trading in Zions securities. Some of these requirements also apply to other designated persons as described below.

Trading Window: Section 16 Insiders and their Related Insiders are subject to trading windows. Trading windows may also apply to certain other employees who periodically may be designated by the Bank as a result of their positions and responsibilities, as well as their Related Insiders (collectively with Section 16 Insiders and their Related Insiders, “Designated Insiders”). Designated Insiders may only trade Zions securities during the period beginning on the third business day after annual or quarterly earnings are announced and ending on the last business trading day of the following month. This restriction includes changes to deferred compensation and 401(k) plans and dividend reinvestment elections. The exact dates of a trading window may vary depending on the dates Zions makes announcements.

The following may generally be done outside of the trading window, although Section 16 Insiders and their Related Insiders are subject to pre-clearance as described below:
1.Designated Insiders may exercise stock options if they retain the shares acquired in the exercise. The options must be exercised using cash, the surrender of existing shares, or via a “net cashless exercise.” Designated Insiders may not exercise options and sell the shares for cash outside a trading window.
2.Designated Insiders may give a bona fide gift of securities. Determining whether a gift is truly bona fide will depend on the circumstances surrounding each gift. For example, a gift of securities to a qualified charitable organization would likely be considered bona fide. However, Designated Insiders should not make a gift of Zions securities if there is reason to believe that the recipient intends to sell the shares prior to the public disclosure of material, nonpublic information that the donor possessed at the time of the gift.
3.Designated Insiders may execute transactions pursuant to a properly established Trading Plan, discussed below.
4.Designated Insiders may reinvest dividends pursuant to pre-existing elections under the Zions’ Dividend Reinvestment Plan.
5.Designated Insiders may change the nature of their ownership (such as moving the stock from your name into a trust that you control).
Even during the trading window, you may not buy or sell Zions securities while in possession of any material non-public information.

Blackouts: From time to time, Zions may establish “blackout periods” during which some or all Designated Insiders will be prohibited from trading Zions securities. Blackout periods will be established when senior management believes it is appropriate to prohibit trading in Zions securities by the notified individuals in light of the existence of material non-public information, whether positive (e.g., a merger announcement) or negative (e.g., a bad earnings announcement). Typically, a blackout period will prohibit trading in Zions securities until the third trading day after public disclosure of the material information, but it is possible that a blackout period will continue for a longer period. A blackout period may also be implemented by notice of a change in the duration of a trading window. You should treat the establishment of a blackout period, or any instruction to you not to trade Zions securities, as confidential, material non-public information, until such time as Zions notifies you that the blackout period has terminated or that you are permitted to trade.

Pre-clearance: Section 16 Insiders and their Related Insiders must contact Zions Bancorporation’s chief financial officer, general counsel, or anyone else designated in a Zions trading window notice before engaging in any transaction involving Zions securities (including, without limitation, the exercise of stock options, gifts, loans, contributions to a trust or any other transfers), to ensure compliance with this policy. Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under federal laws and regulations. Clearance of a transaction must be re-requested if the transaction order is not placed within three trading days of obtaining pre-clearance. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

When requesting pre-clearance, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about Zions and must describe fully those circumstances when requesting pre-clearance.

Notwithstanding the foregoing, pre-clearance is not required for any trades made pursuant to a pre-arranged and properly established Trading Plan adopted in accordance with the requirements of this Policy. Pre-clearance is also not required for the receipt of option grants and the exercise of options unaccompanied by a sale.

Rule 10b5-1 Trading Plans: Notwithstanding the prohibition against insider trading, SEC Rule 10b5-1 provides an affirmative defense against insider trading liability under Rule 10b5-1. A person subject to this Policy can rely on this defense and trade in Zions securities, regardless of their awareness of inside information and without the restrictions of windows and blackout periods, if the transaction occurs pursuant to a pre-arranged written trading plan (a “Trading Plan”) that was entered into at a time that such person does not possess material non-public information (and preferably during a trading window) and that complies with the requirements of Rule 10b5-1.

A Trading Plan must be in writing and pre-approved by the Bank’s general counsel, who will maintain a copy of the plan in the Bank’s records. Your contract, instruction or plan must not conflict with any other insider trading laws such as the “short-swing” rule discussed below. The Trading Plan must be entered into in good faith, provide clear instructions or a formula or algorithm for determining the number of securities to be purchased or sold, the price at which and date on which the securities are to be purchased or sold, and cannot permit you to exercise any subsequent influence or discretion over how, when or whether to effect the transactions.

The SEC’s rules contain certain other requirements for Trading Plans in order to benefit from the Rule 10b5-1 affirmative defense. In general, these requirements include:
•a “cooling off” period between the establishment of a Trading Plan and the commencement of sales under the Trading Plan (the cooling off period is (1) for Section 16 Insiders, the greater of (x) 90 days and (y) two business days after the Form 10-Q or Form 10-K is filed for the quarter in which the plan is adopted (capped at 120 days) and (2) 30 days for other employees);
•for directors and officers, certain written certifications, including that they are not aware of any material non-public information;
•prohibitions on overlapping plans for open market purchases and sales (subject to certain exceptions);
•prohibitions on more than one “single trade” plan during any consecutive 12-month period (subject to certain exceptions); and
•the plan must be entered into in good faith and not as part of a plan or scheme to evade the SEC’s antifraud rules, and the individual must also act in good faith with respect to the Trading Plan.

If you become aware of any material non-public information after an instruction is given or a plan or contract is established, a trade can still be executed pursuant to the existing instruction or plan without your violating the insider trading rules so long as the contract, instruction or plan complies with the requirements listed above. You can establish:

1.A nondiscretionary contract, instruction or plan where you specify that a certain number of securities be sold on a particular date. This might be in anticipation of a single event like a down payment for a home, or on a scheduled basis such as the last trading day of each quarter for a certain number of quarters; or

1.A discretionary contract, instruction or plan where you authorize a third party to execute trades on your behalf at anytime the third party deems appropriate according to pre-determined guidelines set by you. For example, you might specify a threshold price at which a certain percentage of your stock options are to be exercised or sold, or your securities could be put in a trust and sold at the third party’s discretion. Note that with this type of contract, instruction or plan, the “discretion” is exercised by a third party who must not be aware of any material non-public information, not by you. Furthermore, you must not be able to exercise any subsequent influence over the discretionary elements of the contract, instruction or plan.

Your purchase of Zions securities through the 401(k) plan can benefit from the Rule 10b5-1 affirmative defense if you establish a plan or provide written instruction as to payroll deduction in good faith and at a time when you do not possess material non-public information and provided such plan meets the requirements of Rule 10b5-1, including the “cooling off” periods described above. If you change your plan or instruction, for example by changing the amount of your deduction that should be used for purchasing Zions securities, you may lose the protection of Rule 10b5-1 because an alteration of a plan or instruction will be treated as a termination of that plan or instruction.

A plan or instruction may be terminated even if you have material insider information at the time, although doing so may call into question whether the plan was originally entered into in “good faith”. Any alteration of a plan that involves changes to the amount, price or timing of the purchase or sales under the Trading Plan will be treated as a termination of the plan and adoption of a new plan, which triggers a new cooling-off period. Accordingly, before terminating or altering an instruction or plan, you should consult your own counsel. The Bank’s general counsel must pre-approve any termination or amendment to a Trading Plan.

It is the responsibility of the individual to ensure that any Trading Plan (and any amendment or termination) complies with all applicable laws and contractual requirements, and the individual is solely responsible for ensuring that the Trading Plan complies with the requirements of the Rule 10b5-1 affirmative defense. Individuals should also understand that terminations of plans may not be permitted, depending on the circumstances of the termination, and that any plan termination may have an impact on subsequent plans.

Prohibition on Speculative or Hedging Arrangements: Section 16 Insiders and their Related Insiders may not engage in speculative financial transactions involving Zions securities or enter into hedging arrangements with respect to Zions securities. Speculative activities include, but are not limited to, buying and selling put and call options with respect to Zions securities or engaging in short selling of any Zions securities. Hedging arrangements include, but are not limited to, the purchase of financial instruments or entry into transactions designed to hedge or offset any decrease in the market value of equity securities (including prepaid variable forward contracts, equity swaps, collars and exchange funds). In addition, you may not purchase Zion securities on margin (meaning, borrowing from a brokerage firm, bank or other entity to purchase Zions securities, other than in connection with a so-called “cashless” exercise of Zions options under Zions’ equity incentive plans). Of course, holding and exercising options or other securities granted under Zions’ equity incentive plans are not prohibited by this policy. Section 16(c) of the Exchange Act also prohibits Section 16

Insiders and their Related Insiders from engaging in short sales of Zions securities or equivalent transactions using derivatives, such as puts and calls, as described below.

Restrictions on Pledging Securities: Section 16 Insiders and their Related Insiders may pledge Zions securities only with the prior approval of Zions Bancorporation’s chief executive officer, chief financial officer, or general counsel. Zions recognizes that the pledging of securities can be a beneficial and appropriate financing technique when done prudently but can also be risky to the pledger (e.g., foreclosure on pledged shares could result in a violation of Section 16 or this policy) or potentially damaging to Zions if done imprudently. Accordingly, approval should not be granted unless (1) the insider confirms that he or she reasonably believes he or she is, and in the future will be, able to perform under the financing transaction without increased pledging of securities or foreclosure upon pledged securities and (2) the aggregate amount of securities pledged by all insiders does not at the time of the pledge exceed 5% of the outstanding amount of the class of securities subject to the pledge. The Bank’s Compensation Committee will be provided with information on insider pledging at least annually. If the Compensation Committee believes pledging of Zions stock by insiders presents unreasonable risk to Zions, the Committee may direct one or more insiders to reduce their pledging of Zions stock. Any insider so directed shall take prudent actions to reduce his or her pledging to an acceptable level. Pledged stock shall not be included in amounts held to meet Zions’ Stock Ownership and Retention Guidelines.

Short-Swing Trading: Section 16(b) of the Exchange Act contains a “bright line” rule by which all “short-swing” trading profits received by Section 16 Insiders must be returned to Zions. If Section 16 Insiders or their Related Insiders buy Zions equity securities and then sell Zions equity securities within six months of any purchase, or sell Zions equity securities and then purchase Zions equity securities within six months of any sale, any profit the Section 16 Insider or their Related Insider makes must be returned to the corporate treasury. To determine whether a profit has been made, the highest price sale will be matched with the lowest price purchase during the period, which means that the Section 16 Insider or Related Insider may be deemed to have made a profit, even if their transactions resulted in a net loss. This rule applies even if the individual had no material non-public information. This rule does not apply to the exercise of options or a bona fide gift of stock, such as a donation of stock to a qualified charitable organization. The concepts of “purchase”, “sale”, “stock” and transactions attributable to Section 16 Insiders or Related Insiders can be very difficult and liability for short-swing profits is strict and non-negotiable. Therefore, you are urged to take great care analyzing Section 16 issues well before engaging in any transaction involving Zions equity securities. Although we will assist you in this analysis, Section 16 Insiders and their Related Insiders, and not Zions or its employees, are responsible for Section 16 compliance.

OCC Reporting for Section 16 Insiders: Section 16 Insiders must report to the OCC all of their transactions involving Zions stock under Section 16(a) of the Exchange Act. Reportable transactions include purchases, sales, transfers to trusts, changes in the nature of your ownership (e.g., from direct to indirect), gifts, inheritances, transfers within your 401(k) plan or deferred compensation program, stock option exercises, stock option grants, other stock grants and hedging and derivative transactions. The most common transactions insiders neglect to report are donations and gifts of Zions securities. Transactions in Zions securities in the name of Related Insiders must also be reported.

Section 16 Insiders are responsible for providing correct and timely information regarding all transactions, on the day in which the transaction takes place, to the Assistant Secretary so that Zions can prepare the relevant forms for such Section 16 Insider to file with the OCC. Section 16 filing requirements can be very difficult. Therefore, we urge Section 16 Insiders to contact the Bank’s Assistant Secretary as far in advance of a proposed transaction as is possible in order to ensure that the form is prepared and filed properly. It is the obligation of the Section 16 Insider to make sure that their filings are made timely and correctly.

In addition, if any Section 16 Insider wishes to sell, during any three-month period, in excess of 5,000 shares or shares with an aggregate sales price in excess of $50,000, such Section 16 Insider must file Form 144 with the OCC and the relevant exchange at the time the order is placed. Form 144 should be prepared and filed by the Section 16 Insider’s broker. The Section 16 Insider must inform their broker that they are an executive officer or director; the broker must apply special procedures to their account. Section 16 Insiders are responsible for ensuring that their brokers file the required forms.

Please note that if a Section 16 Insider retires or resigns from their position as an executive officer or director, such insider must continue to abide by the insider trading windows for a period of six months following the retirement/resignation and report any transactions in Zions securities to the Bank’s Assistant Secretary for pre-clearance for a period of six months following such person’s last transaction as an employee.

Adopted January 31, 2025